

May 18, 2011

Gabriel Brener
Chairman, Chief Executive Officer and President
c/o Azteca Acquisition Holdings, LLC
421 N. Beverly Drive, Suite 300
Beverly Hills, CA 90210

> **Re:** **Azteca Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed April 22, 2011**
> **File No. 333-173687**

Dear Mr. Brener:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please tell us whether you are a "foreign private issuer" as defined in Exchange Act Rule 3b-4(c). Securities registered by a foreign private issuer are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act. To the extent you are a foreign private issuer, please revise to clarify that you will conduct redemptions pursuant to the tender offer rules regardless of whether you seek shareholder approval for the initial business combination.

2. We note the phrases "successful record" and "uniquely positioned" on page two, "deep network" on page five, "significant strength of our management team" and "lucrative growth opportunities" on page 73, "extensive investment and operating experience in Mexico" on page 74, "extensive" contacts on page 74 and

elsewhere, and "expertise" of management on page 75 and elsewhere. Marketing language that cannot be objectively substantiated should be removed. To the extent these statements represent your beliefs, please revise accordingly and state the basis for these beliefs.

Cover Page of Prospectus

3. You state that once the securities comprising the units begin separate trading, the ordinary shares and warrants "will be traded" on the OTCBB. Consistent with your disclosure on page 142, please revise to clarify that you "anticipate" that the ordinary shares and warrants will be quoted on the OTCBB.

Summary, page 1

General, page 2

4. Please revise to balance the disclosure in the second paragraph to quantify the amount of time that you expect your management team to devote to you on a per week or per month basis.

5. Please revise the second paragraph to clarify what you mean by the statement that you "are supported by infrastructure in both the U.S. and Mexico." If this is a reference to third parties please revise to indicate whether there are any agreements binding such support.

6. For each of the Brener family investments listed on pages 2 and 3, please briefly characterize the nature and extent of the investment. For example, please disclose whether the family holds a majority or minority interest or the investment is wholly-owned.

7. We note the statement in the last paragraph on page three that you will only consummate a business combination if "we (or any entity that is a successor to us in an initial business combination) will become the majority shareholder of the target or are otherwise not required to register as an 'investment company' under the Investment Company Act of 1940." Please revise, providing enough detail so that investors can understand what type of transactions will satisfy these conditions. For example if your are referring to the possibility of a reverse merger, please state so. Additionally it is not clear what transactions will "otherwise" not require you to register under the Investment Company Act.

8. We note your disclosure in the first bullet on page four that you intend to acquire one or more growth businesses with an enterprise value of approximately $200,000,000 to $500,000,000. Please revise to clarify how the "enterprise value" of a business opportunity will be determined.

9. Please revise the second and third paragraphs on page two and the third to last paragraph on page five to add balancing language that your management team's experience or the Brener family's experience are not guarantees of a successful initial business combination.

10. We note the conflict-related disclosure beginning on the bottom of page five. Please revise to also summarize the conflicts discussed in the third bullet point on page 111 and the first bullet point on page 112.

11. Please reconcile the last sentence in the first paragraph on page six with the reference in the second full paragraph on page 111 to "any blank check company that is not limited to a particular industry."

The Offering, page 7

Founder Shares, page 10

12. Please revise to identify and define the "founder earn out shares" referenced on page 10 and elsewhere. We also note a reference to "Sponsor earn-out shares" on page F-12

Use of Proceeds, page 59

13. You state on page 4 that you will seek to acquire a target with an enterprise value of approximately $200 to $500 million. In the second full paragraph on page 60 you state that the net proceeds of approximately $100 million may be used as consideration to pay the sellers of a target business. In order to acquire a middle-market business within your range of enterprise values, you may need a material amount of additional funds. Please revise your use of proceeds discussion to state the amounts and sources of such other funds that may be needed to acquire a target business. Refer to Instruction 3 to Item 504 of Regulation S-K.

Proposed Business, page 73

14. Please revise to provide bases for the information cited in the second and third paragraphs in the discussion "Opportunities in Mexico" and in the first paragraph of the section "Opportunities related to the Hispanic market in the United States."

Effecting our initial business combination, page 78

General, page 78

15. Please reconcile your disclosure in the bullet captioned "Established Companies with Proven Track Records" on pages four and 75 that you intend to acquire established companies with sound historical financial performance with your disclosure in the first paragraph that you may seek a target business that may be financially unstable or in its early stages of development or growth. Please also revise the first paragraph of the "Selection of a target business and structuring of our initial business combination" section on page 79 accordingly.

Limitation on redemption rights, page 84

16. Please provide us with the basis for each of your determinations that the redemption limitation, voting limitation, and transfer of voting power to management are permissible under the laws of the British Virgin Islands.

Periodic Reporting and Financial Information, page 102

17. Please tell us, and revise your disclosure to clarify, when you intend to register your securities under the Exchange Act and whether you will terminate such registration prior to an initial business combination.

Director Independence, page 109

18. Please identify each director that is independent under the NYSE Amex standards.

Executive Officer and Director Compensation, page 109

19. Please revise the first sentence of the first paragraph to clarify that none of your executive officers or directors have received any compensation (cash or non-cash) for services rendered.

Conflicts of Interest, page 110

20. Please revise to describe in greater detail "suitable business transaction opportunities" as mentioned in the last full paragraph on page 110.

21. Please revise to explain the non-compete obligations as referenced in the carryover paragraph beginning on page 110.

22. Please refer to the first full paragraph on page 111. Please revise to describe the "specific industry focuses" of Brener International Group, LLC and Grupo Bre

and each of their subsidiaries and affiliates, so that investors can better understand the potential conflicts. Additionally please revise to disclose the "constraints on the size of acquisitions" of Brener International Group, LLC and Grupo Bre and each of their subsidiaries and affiliates.

23. Please reconcile the first full paragraph on page 111 with your statement on page 12 that "management will have virtually unrestricted flexibility in identifying and selecting one or more prospective target businesses."

Certain Relationships and Related Party Transactions, page 117

24. Please explain why you refer to rents and fees for similar services in the New York metropolitan area in the first paragraph on page 118 when your executive offices are located in Beverly Hills, California.

Description of Securities, page 119

25. Please revise to disclose any provision which discriminates against any existing or prospective holder of your ordinary shares as a result of such security holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

Public Shareholders' Warrants, page 122

26. You state in the second full paragraph on page 123 that you may file a post-effective amendment to the registration statement to register the ordinary shares issuable upon exercise of the warrants. Please explain why you believe you can register additional shares by post-effective amendment. Refer to Rule 413.

Memorandum and Articles of Association, page 127

27. You state that you will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with a vote of certain proposed amendments to your memorandum and articles of association. Please describe how you will conduct these redemptions, including any differences from redemptions in connection with an initial business combination.

Taxation, page 143

British Virgin Islands Taxation, page 143

28. The discussion in this section appears to include legal conclusions. To the extent this discussion was prepared by counsel, please include a consent and name counsel.

<u>United States Federal Income Taxation, page 145</u>

29. This discussion of tax consequences appears to be material to an investor. Please file an opinion of counsel in accordance with Item 601(b)(8) of Regulation S-K.

<u>Report of Independent Registered Public Accounting Firm, page F-2</u>

30. Please be advised that the financial statements named in the independent accountants' report should exactly reflect those titles used on the financial statements. For example, we noted that the accountants' report says "changes in shareholder's equity" while the financial statement on page F-5 is titled "statement of shareholder's equity". Please revise for consistency.

<u>Signatures</u>

31. Please revise to have your registration statement signed by your authorized representative in the United States or advise. Refer to Instructions for Signatures on Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Douglas S. Ellenoff, Esq.
        Fax: (212) 370-7889